Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Announces Resignation of Executive Chairman

Toronto: June 11, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ) (“AuRico Gold” or the “Company”) today announced that Mr. Colin Benner will tender his resignation for health reasons effective July 1, 2013. Mr. Benner has been on a leave of absence since April 30, 2013.

Mr. Benner has served as Chairman since April 12, 2010 and Executive Chairman since July 17, 2012. During his tenure Mr. Benner played an integral role during a period of tremendous growth and transformation that has repositioned AuRico for continued success.

AuRico’s Board of Directors has established a process to identify a new non-executive Chairman. In the interim, Mr. Ron Smith, the Company’s Lead Director, will continue to serve as non-executive Chairman. Mr. Smith has been a non-executive director of the Company since 2009 and is chair of the Audit Committee.

“On behalf of the Board and our employees, we thank Colin for his significant and lasting contributions. Colin’s leadership and extensive mining experience have been invaluable to the Company,” stated Scott Perry, President and Chief Executive Officer. He continued, “We want to take this opportunity to wish Colin and his family our very best.”

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico and its project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico Gold’s head office is located in Toronto, Ontario, Canada.

For further information please contact:

Scott Perry	Anne Day
President & Chief Executive Officer	Vice President, Investor Relations & Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

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